UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Rosehill Resources Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

777385 105

(CUSIP Number)

Andrew Lapayowker Rosemore, Inc. 1 North Charles Street, 22nd Floor Baltimore, MD 21201 (410) 347-7080	Gregory R. Dow KLR Energy Sponsor, LLC 811 Main Street, 18th Floor Houston, Texas 77002 (713) 654-8080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 36,159,518*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema Oil and Gas Company (“Tema”), (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Group Investments, LLC (“KLR Investments”), and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Tema Oil and Gas Company
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 36,159,518*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) CO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See the Introductory Note and Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Rosemore Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 777385 105

1	Name of Reporting Person KLR Energy Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 926,020*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person KLR Group Investments, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP: 777385 105

1	Name of Reporting Person KLR Group Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 0*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) OO

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

CUSIP No. 777385 105

1	Name of Reporting Person Edward Kovalik
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,611*
	8	Shared Voting Power 39,704,251*
	9	Sole Dispositive Power 17,611*
	10	Shared Dispositive Power 3,544,733*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,721,862(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 89.8% (1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.
(1)	Based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments. See Items 3 and 5 for further details.

Introductory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 8, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, filed on November 8, 2017 (the “First Amendment”). The purpose of this Amendment is to update the ownership of certain Reporting Persons in connection with an intra-company transfer as described further in Item 3 below. As a result of said transaction, Rosemore, Inc. (“Rosemore”) and Rosemore Holdings, Inc. (“RHoldings”) transferred all of their respective equity interests of Rosehill Resources Inc. (the “Issuer”) to Tema Oil & Gas Co. (“Tema”).

This Amendment amends the cover pages (as set forth in the foregoing pages) and Items 1, 3, and 5 of the Original Schedule 13D (as set forth below). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Original Schedule 13D. All items or responses not described herein remain as previously reported in the Original Schedule 13D, as amended by the First Amendment.

Item 1. Security and Issuer

This Amendment relates to the (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer, (ii) Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”), which, together with the common units (“Rosehill Operating Common Units”) of Rosehill Operating Company, LLC (“Rosehill Operating”), a subsidiary of the Issuer, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of that certain First Amended and Restated Limited Liability Company Agreement of Rosehill Operating entered into by the Issuer and Tema on April 27, 2017 (“A&R LLC Agreement”), (iii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock upon the terms of that certain Certificate of Designations of Series A Preferred Stock filed with the Secretary of State of the State of Delaware on April 27, 2017 (the “Certificate of Designations”), and (iv) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 3. Source and Amount of Funds or Other Consideration

On December 22, 2017, the Reporting Persons underwent a series of intra-company transactions (the “Transactions”), pursuant to which (1) Rosemore transferred to Tema 750,000 warrants, and (2) RHoldings transferred to Tema 18,421 shares of Series A Preferred Stock, which are convertible into 1,601,826 shares of Class A Common Stock. As a result of these intra-company transactions, RHoldings and Rosemore ceased to be direct owners of any equity interests of the Issuer. Furthermore, RHoldings is no longer a beneficial owner of equity interests of the Issuer. No consideration was paid by Tema in exchange for the transfers of warrants and Series A Preferred Stock by Rosemore and RHoldings, respectively.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment are incorporated herein by reference.

After the Transactions, Tema is the record owner of (i) 29,807,692 shares of Class B Common Stock, which, together with the Rosehill Operating Common Units, are exchangeable for shares of Class A Common Stock of the Issuer on a one-for-one basis at any time, subject to the terms of the A&R LLC Agreement, (ii) 4,750,000 warrants, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, and (iii) 18,421 shares of Series A Preferred Stock, which may initially be converted into 1,601,826 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Tema and RHoldings are each direct, wholly-owned subsidiaries of Rosemore.

Edward Kovalik is the record owner of 17,611 shares of Class A Common Stock. KLR Investments is the record owner of (i) 414,601 shares of Class A Common Stock, (ii) 2,118,547 warrants, and (iii) 984 shares of Series A Preferred Stock, which may initially be converted into 85,565 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations. Sponsor is the record owner of 926,020 shares of Class A Common Stock. KLR Investments is the managing member of Sponsor. Mr. Kovalik is the Chief Executive Officer and Managing Partner of KLR Group, LLC and the managing member of KLR Holdings, which owns 100% of KLR Investments.

Because of the relationship between Sponsor and Tema as a result of the SHRRA, each Reporting Person may be deemed to beneficially own 39,721,862 shares of Class A Common Stock. Each Reporting Person (other than RHoldings after the Transactions) disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 44,220,211 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,581 shares of Class A Common Stock currently issued and outstanding, (ii) 29,807,692 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by Tema, (iii) 4,750,000 shares of Class A Common Stock issuable upon exercise of warrants owned by Tema, (iv) 1,601,826 shares of Class A Common Stock issuable upon conversion of Series A Preferred Stock held by Tema, (v) 2,118,547 shares of Class A Common Stock issuable upon exercise of warrants owned by KLR Investments, and (vi) 85,565 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by KLR Investments.

To the knowledge of the Reporting Persons, the executive officers and directors of Rosemore, Tema and RHoldings have no beneficial ownership of Class A Common Stock other than (i) 17,611 shares of Class A Common Stock owned by Frank Rosenberg (comprising less than one percent (0.3%) of the shares of the outstanding Class A Common Stock), (ii) 17,611 shares of Class A Common Stock owned by William E. Mayer (comprising less than one percent (0.3%) of the shares of the outstanding Class A Common Stock), (iii) 300 shares of Class A Common Stock and 300 additional shares of Class A Common Stock issuable upon conversion of warrants owned by Robert A. Delp (together comprising less than one percent (0.01%) of the shares of the outstanding Class A Common Stock), (iv) 2,500 shares of Class A Common Stock issuable upon conversion of warrants owned by Paul Ebner (comprising less than one percent (0.04%) of the shares of the outstanding Class A Common Stock), and (v) 1,000 shares of Class A Common Stock issuable upon conversion of warrants owned by Henry A. Rosenberg, Jr. (comprising less than one percent (0.02%) of the shares of the outstanding Class A Common Stock).

To the knowledge of the Reporting Persons, the manager or executive officers of Sponsor, KLR Holdings and KLR Investments have no beneficial ownership of Class A Common Stock other than Kovalik and Gregory R. Dow, who respectively own 17,611 and 40,000 shares of Class A Common Stock.

(c) Except for the Transactions described in the Introductory Note hereto (which are incorporated herein by reference) and those set forth in the table below, none of the Reporting Persons has engaged in any transactions in the Issuer’s securities since the filing of the First Amendment.

Since the filing of the First Amendment, the directors and executive officers of Rosemore, Tema and RHoldings have entered into the following transactions in securities of the Issuer:

Name of director or officer *	Date of transaction	Type and amount of securities of Issuer	Price per share	Nature of transaction
Robert A. Delp	11/20/2017	100 shares of Class A Common Stock (1)	$9.03	Open market
	11/21/2017	100 shares of Class A Common Stock	$9.36	Open market
	11/21/2017	100 shares of Class A Common Stock (2)	$9.38	Open market
Paul Ebner	11/17/2017	1,000 warrants (3)	$1.15	Open market
	11/20/2017	1,500 warrants (4)	$1.15	Open market
Robert A. Delp	11/27/2017	100 warrants (5)	$1.17	Open market
	11/27/2017	100 warrants	$1.17	Open market
	11/27/2017	100 warrants (6)	$1.17	Open market
Henry A. Rosenberg, Jr.	11/17/2017	1,000 warrants	$1.19	Open market

*	Shares are solely owned by named director or officer unless noted otherwise.
(1)	Shares jointly held with spouse Sandra C. Stecker in joint account.
(2)	Shares solely held in spouse Sandra C. Stecker’s IRA account.
(3)	Warrants jointly held with spouse Katherine Ebner in joint account.
(4)	Warrants jointly held with spouse Katherine Ebner in joint account.
(5)	Warrants jointly held with spouse Sandra C. Stecker in joint account.
(6)	Warrants solely held in spouse Sandra C. Stecker’s IRA account.

(d)	Not applicable.

(e)	As a result of the Transactions described above, RHoldings ceased to be a beneficial owner of any securities of the Issuer on December 22, 2017.

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2018		TEMA OIL AND GAS COMPANY

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President

ROSEMORE HOLDINGS, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

ROSEMORE, INC.

	By:	/s/ Paul J. Ebner
	Name:	Paul J. Ebner
	Title:	President and CEO

KLR ENERGY SPONSOR, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP INVESTMENTS, LLC

	By:	/s/ Edward Kovalik
	Name:	Edward Kovalik
	Title:	Manager

KLR GROUP HOLDINGS, LLC

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

By:	/s/ Edward Kovalik
Name:	Edward Kovalik

Schedule A

DIRECTORS, EXECUTIVE OFFICERS, MANAGER, AND MANAGING MEMBERS

OF THE REPORTING PERSONS

ROSEMORE, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Henry A. Rosenberg, Jr. (Co-Chair of the Board, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Paul J. Ebner (President & CEO, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Robert A. Delp (Sr. VP, CFO, Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Lisa J. Davidson (Vice President, Director)	Rosemore, Inc.	USA	None

Jeffrey A. Hoffberger (Vice President, Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	(see below)	USA	None

Andrew Lapayowker (General Counsel, Secretary)	Rosemore, Inc.	USA	None

Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

William E. Mayer (Director)	Park Avenue Equity Partners, which is a private equity firm, at 1 East 52nd Street, 3rd Floor, New York, New York 10022	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

Frank B. Rosenberg (Co-Chair of Board, Executive Vice President, Director)	Rosemore, Inc.	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name, and their principal business address is the address of Rosemore, Inc. provided above.

TEMA OIL AND GAS COMPANY

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Paul J. Ebner (President, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None

Frank B. Rosenberg (Director)	Rosemore, Inc.	USA	None
Tommie E. Yates (Director)	Retired	USA	None

*	For each individual with a principal occupation at Rosemore, their position is listed below their name in the Rosemore, Inc. table above, and their principal business address is the address of Rosemore, Inc. provided above.

ROSEMORE HOLDINGS, INC.

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Henry A. Rosenberg, Jr. (Chairman of the Board, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Paul J. Ebner (President and CEO, Director)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Frank B. Rosenberg (Executive VP, Director)	Rosemore, Inc.	USA	None

Robert A. Delp (Treasurer, Assistant Secretary)	Rosemore, Inc.	USA	Yes (see description in Item 5)

Andrew Lapayowker (Secretary)	Rosemore, Inc.	USA	None
Russell J. Hoffberger (Director)	Rosemore, Inc.	USA	None

Robert L. (Larry) Ash (Director)	Lawyer, Partner at Baker, Donelson, Bearman, Caldwell & Berkowitz, PC at 1401 H Street, NW, Suite 500, Washington, D.C. 20005	USA	None

Kenneth H. Trout (Director)	Retired	USA	None

KLR ENERGY SPONSOR, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP INVESTMENTS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Edward Kovalik (Manager)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

KLR GROUP HOLDINGS, LLC

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address*	Citizenship	Transactions in Last 60 Days or Since the Most Recent Filing of Schedule 13D (whichever is less)
Edward Kovalik (Chief Executive Officer)	Chief Executive Officer, KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None

Gregory R. Dow (Chief Operating Officer)	Chief Operating Officer KLR Group, LLC 811 Main Street, 18th Floor Houston, Texas 77002	USA	None